# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BILL Holdings, Inc., CIK 0001786352
CUSIP: 090043100
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 6220 America Center Drive, Suite 100, San Jose, California (CA), 95002
Date of event which requires filing of this statement: 02/26/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002059227

## Reporting persons
- ER Collective Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 6,018,300; shared voting power 0; sole dispositive power 6,018,300; shared dispositive power 0; aggregate amount beneficially owned 6,018,300 (5.9% of the class)

## Item 1. Issuer
Name of issuer: BILL Holdings, Inc.
Address of issuer's principal executive offices: 6220 America Center Drive, Suite 100, San Jose, California, 95002

## Item 2. Person Filing
Name of person filing: ER Collective Holdings, LLC (the "Reporting Person")
Address of principal business office or, if none, residence: 5301 Wisconsin Avenue N.W. Suite 550, Washington, D.C. 20015
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,018,300
Percent of class: 5.9
Sole power to vote or to direct the vote: 6,018,300
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,018,300
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Reporting Person manages the shares of Common Stock ("Shares") covered by this Statement on behalf of accounts owned by other persons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ER Collective Holdings, LLC: /s/ Dana Kilburn, Dana Kilburn, Vice President (03/05/2025)